UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

VIVEVE MEDICAL, INC.
(Name of Issuer)
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
92852W303
(CUSIP Number)
January 14, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☒            Rule 13d-1(c)

☐            Rule 13d-1(d)

(Page 1 of 13 Pages)

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Lincoln Park Capital Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON OO

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC.  Excludes an additional 374,064 shares of common stock of the Issuer underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC as a result of a 9.99% beneficial ownership cap included therein that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Lincoln Park Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON OO

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC.  Excludes an additional 374,064 shares of common stock of the Issuer underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC as a result of a 9.99% beneficial ownership cap included therein that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Rockledge Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON CO

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC. All of such currently exercisable warrants include a 9.99% beneficial ownership cap that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.  Accordingly, such number excludes an additional 374,064 shares of common stock of the Issuer underlying such currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC because the issuance of such additional shares to Lincoln Park Capital Fund, LLC as of such date is prohibited pursuant to the 9.99% beneficial ownership cap included in such warrants.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Joshua B. Scheinfeld
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON IN

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC. All of such currently exercisable warrants include a 9.99% beneficial ownership cap that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.  Accordingly, such number excludes an additional 374,064 shares of common stock of the Issuer underlying such currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC because the issuance of such additional shares to Lincoln Park Capital Fund, LLC as of such date is prohibited pursuant to the 9.99% beneficial ownership cap included in such warrants.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Alex Noah Investors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON CO

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC. All of such currently exercisable warrants include a 9.99% beneficial ownership cap that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.  Accordingly, such number excludes an additional 374,064 shares of common stock of the Issuer underlying such currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC because the issuance of such additional shares to Lincoln Park Capital Fund, LLC as of such date is prohibited pursuant to the 9.99% beneficial ownership cap included in such warrants.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO. 92852W303

1	NAMES OF REPORTING PERSONS Jonathan I. Cope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 701,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 701,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 701,000*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%**
12	TYPE OF REPORTING PERSON IN

*As of January 14, 2021 and includes 260,000 shares of common stock underlying currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC. All of such currently exercisable warrants include a 9.99% beneficial ownership cap that prohibits the issuance of common stock underlying such warrants to the extent such issuance would cause the holder’s beneficial ownership of common stock to exceed 9.99% of the outstanding common stock of the Issuer.  Accordingly, such number excludes an additional 374,064 shares of common stock of the Issuer underlying such currently exercisable warrants owned directly by Lincoln Park Capital Fund, LLC because the issuance of such additional shares to Lincoln Park Capital Fund, LLC as of such date is prohibited pursuant to the 9.99% beneficial ownership cap included in such warrants.

**Based on 6,779,256 shares of the Issuer’s common stock outstanding as of January 14, 2021 immediately following the completion of the Issuer’s registered public offering, as reported in the Issuer’s final Prospectus on Form 424B4 filed with the Securities and Exchange Commission in connection with the offering on January 14, 2021, assuming no exercise of the underwriter’s over-allotment option to purchase additional shares of common stock granted to the underwriter by the Issuer in connection with such offering.

SCHEDULE 13G

CUSIP NO.  92852W303

Item 1.

(a)                                 Name of Issuer:

Viveve Medical, Inc., a Delaware corporation (“Issuer”)

(b)                                 Address of Issuer’s Principal Executive Offices:

345 Inverness Drive South

Building B, Suite 250

Englewood, Colorado 80112

Item 2.

(a)                                 Name of Person Filing:

Lincoln Park Capital Fund, LLC (“LPC Fund”)

Lincoln Park Capital, LLC (“LPC”)

Rockledge Capital Corporation (“RCC”)

Joshua B. Scheinfeld (“Mr. Scheinfeld”)

Alex Noah Investors, Inc. (“Alex Noah”)

Jonathan I. Cope (“Mr. Cope” and, collectively with LPC Fund, LPC, RCC, Mr. Scheinfeld and Alex Noah, the “Reporting Persons”)

(b)                                 Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

440 North Wells, Suite 410

Chicago, Illinois 60654

(c)                                  Citizenship:

LPC Fund is an Illinois limited liability company

LPC is an Illinois limited liability company

RCC is a Texas corporation

SCHEDULE 13G

CUSIP NO.  92852W303

Mr. Scheinfeld is a United States citizen

Alex Noah is an Illinois corporation

Mr. Cope is a United States citizen

(d)                                 Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

(e)                                  CUSIP Number:

92852W303

Item 3.

If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240. 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _____________

SCHEDULE 13G

CUSIP NO.  92852W303

Item 4.	Ownership.

Reporting person	Amount beneficially owned(1):	Percent of class(2):	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Lincoln Park Capital Fund, LLC	701,000	9.99%	0	701,000	0	701,000
Lincoln Park Capital, LLC	701,000	9.99%	0	701,000	0	701,000
Rockledge Capital Corporation	701,000	9.99%	0	701,000	0	701,000
Joshua B. Scheinfeld	701,000	9.99%	0	701,000	0	701,000
Alex Noah Investors, Inc.	701,000	9.99%	0	701,000	0	701,000
Jonathan I. Cope	701,000	9.99%	0	701,000	0	701,000

(1)         Represents (i) 441,000 shares of Common Stock purchased by LPC Fund directly from the Issuer in a registered public offering of Common Stock on January 14, 2021 (the “January 2021 Public Offering”), (ii) up to 441,000 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in the January 2021 Public Offering (the “January 2021 Warrants”), which are currently exercisable at a price of $3.40 per share (subject to adjustment as provided in the January 2021 Warrants) and expire on January 14, 2026, (iii) up to 129,032 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in April 2020 (the “April 2020 Warrants”), which are currently exercisable at a price of $6.371 per share (subject to adjustment as provided in the April 2020 Warrants) and expire on April 21, 2025, and (iv) up to 64,032 shares of Common Stock issuable upon exercise of Common Stock purchase warrants purchased by LPC Fund directly from the Issuer in November 2019 (the “November 2019 Warrants”), which are currently exercisable at a price of $6.10 per share (subject to adjustment as provided in the November 2019 Warrants) and expire on November 22, 2024. Each of the January 2021 Warrants, the April 2020 Warrants and the November 2019 Warrants includes a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. In addition, each of the January 2021 Warrants, the April 2020 Warrants and the November 2019 Warrants includes a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act of 1933, as amended (the “Securities Act”), is not available to the warrant holder.

(2)         Based on information contained in the Issuer’s final Prospectus dated January 14, 2021 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act on January 14, 2021, there were a total of 6,779,256 shares of Common Stock outstanding as of January 14, 2021, immediately following the completion of the Issuer’s January 2021 Public Offering, assuming no exercise of the underwriter’s over-allotment option granted by the Issuer to the underwriter in connection with the January 2021 Public Offering, which number of outstanding shares includes the 441,000 shares of

SCHEDULE 13G

CUSIP NO.  92852W303

Common Stock purchased by LPC Fund directly from the Issuer in the January 2021 Public Offering, and excludes (i) the 441,000 shares of Common Stock issuable upon exercise of the January 2021 Warrants, (ii) the 129,032 shares of Common Stock issuable upon exercise of the April 2020 Warrants, and (iii) the 64,032 shares of Common Stock issuable upon exercise of the November 2019 Warrants, as set forth in Footnote 1 above. The percentage is calculated as of January 14, 2021 and includes the 441,000 shares of Common Stock purchased by LPC Fund directly from the Issuer in the January 2021 Public Offering, which shares were issued and outstanding as of January 14, 2021, and also assumes that 260,000 shares of Common Stock underlying currently exercisable warrants owned directly by LPC Fund were issued and outstanding as of January 14, 2021.  The percentage does not assume that an additional 374,064 shares of Common Stock underlying currently exercisable warrants owned directly by LPC Fund were issued and outstanding as of January 14, 2021, because the issuance of such shares to LPC Fund as of such date would cause the Reporting Persons’ beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock, and so such issuance is therefore prohibited under the 9.99% beneficial ownership cap provision contained in such warrants.

As of January 14, 2021, LPC Fund beneficially owned, directly, an aggregate of 701,000 shares of Common Stock (representing approximately 9.99% of the outstanding shares of Common Stock as of January 14, 2021), consisting of (i) the 441,000 shares of Common Stock purchased by LPC Fund directly from the Issuer in the January 2021 Public Offering, and (ii) an additional 260,000 shares of Common Stock underlying currently exercisable warrants owned directly by LPC Fund, which warrants include a 9.99% beneficial ownership cap that prohibits the issuance of shares of Common Stock upon exercise of the warrants to the extent such issuance would cause the holder’s beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock. Accordingly, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, as of January 14, 2020, LPC Fund does not beneficially own an additional 374,064 shares of common stock underlying such currently exercisable warrants because the issuance of such shares to LPC Fund as of such date would cause the Reporting Persons’ beneficial ownership of Common Stock (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder) to exceed 9.99% of the outstanding Common Stock and, therefore, the issuance of such additional shares to LPC Fund as of such date is prohibited under the terms of such warrants. Each of the January 2021 Warrants, the April 2020 Warrants and the November 2019 Warrants include a customary “cashless” exercise provision, which may be used to acquire underlying shares of Common Stock if at the time of exercise an effective registration statement registering the resale of such shares under the Securities Act is not available to the warrant holder.

LPC is the Managing Member of LPC Fund.  RCC and Alex Noah are the Managing Members of LPC.  Mr. Scheinfeld is the president and sole shareholder of RCC, as well as a principal of LPC.  Mr. Cope is the president and sole shareholder of Alex Noah, as well as a principal of LPC. As a result of the foregoing, Mr. Scheinfeld and Mr. Cope have shared voting and shared investment power over the shares of Common Stock of the Issuer held directly by LPC Fund. Pursuant to Section 13(d) of the Securities Act and the rules thereunder, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope may be deemed to be a beneficial owner of the shares of Common Stock of the Issuer beneficially owned directly by LPC Fund.

SCHEDULE 13G

CUSIP NO.  92852W303

Pursuant to Rule 13d-4 of the Securities Act, each of LPC, RCC, Mr. Scheinfeld, Alex Noah, and Mr. Cope disclaims beneficial ownership of the shares of Common Stock of the Issuer held directly by LPC Fund.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO.  92852W303

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2021

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ROCKLEDGE CAPITAL CORPORATION

BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ JOSHUA B. SCHEINFELD		By:	/s/ JOSHUA B. SCHEINFELD
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ALEX NOAH INVESTORS, INC.

BY: ALEX NOAH INVESTORS, INC.

By:	/s/ JONATHAN I. COPE		By:	/s/ JONATHAN I. COPE
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ JOSHUA B. SCHEINFELD		By:	/s/ JONATHAN I. COPE
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

/s/ JOSHUA B. SCHEINFELD			/s/ JONATHAN I. COPE
Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such Schedule 13G with respect to the Common Shares of the Issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of January 14, 2021.

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ROCKLEDGE CAPITAL CORPORATION

BY: ROCKLEDGE CAPITAL CORPORATION

By:	/s/ JOSHUA B. SCHEINFELD		By:	/s/ JOSHUA B. SCHEINFELD
	Name:	Joshua B. Scheinfeld		Name:	Joshua B. Scheinfeld
	Title:	President		Title:	President

LINCOLN PARK CAPITAL FUND, LLC			LINCOLN PARK CAPITAL, LLC

BY: LINCOLN PARK CAPITAL, LLC			BY: ALEX NOAH INVESTORS, INC.

BY: ALEX NOAH INVESTORS, INC.

By:	/s/ JONATHAN I. COPE		By:	/s/ JONATHAN I. COPE
	Name:	Jonathan I. Cope		Name:	Jonathan I. Cope
	Title:	President		Title:	President

ROCKLEDGE CAPITAL CORPORATION			ALEX NOAH INVESTORS, INC.

By:	/s/ JOSHUA B. SCHEINFELD		By:	/s/ JONATHAN I. COPE
	Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope
	Title:	President		Title:	President

JOSHUA B. SCHEINFELD			JONATHAN I. COPE

/s/ JOSHUA B. SCHEINFELD			/s/ JONATHAN I. COPE
Name:	Joshua B. Scheinfeld		Name:	Jonathan I. Cope